EXHIBIT A

TO

LETTER TO SECURITIES AND EXCHANGE COMMISSION

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund.   You may qualify for sales charge discounts on purchases of $50,000 or more or through certain programs described elsewhere in this prospectus.   More information about these discounts is available from your financial professional and in the section “About Your Account” beginning on page __ of the prospectus and in the section “How to Buy Shares” in the Fund’s Statement of Additional Information.

Shareholder Fees

(fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases

2.5%

(as a percentage of offering price)

Maximum Deferred Sales Charge (Load)

None

Sales Charge (Load) Imposed on Reinvested Dividends

None

 Redemption Fee Per Redemption by Wire

$20.00

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees

           1.00%

Other Expenses                                                                                         2.75%

       Service Fees

                        0.25%

Total Annual Fund Operating Expenses

                        4.00%